Filed Pursuant to Rule 433

Registration No.: 333-134553

Principal Protected Note with Enhanced Participation Linked to a Basket of Commodities

Preliminary Terms and Conditions
May 22, 2008
Contact: + 1 212 528 1009

Summary Description

These 100% Principal Protection Notes Linked to a basket of commodities (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns if the performance of a basket of commodities (the “Basket”) is positive.  The Basket includes Natural Gas, Heating Oil, Copper and Nickel. Principal protection only applies at maturity.

•       Potential enhanced returns linked to the appreciation of the Basket

•       100% principal protection at maturity

•       Exposure to certain energy commodities, including Natural Gas and Heating Oil, and exposure to certain base metals commodities, including Copper and Nickel

•       An expected minimum Participation Rate of 160% (the Participation Rate will be set on the Trade Date)

Key Dates[1]

Trade Date	June 24, 2008	Valuation Date[2]	June 22, 2012
Settlement Date	July 1, 2008	Maturity Date	July 2, 2012

1                  Expected.  In the event we make any change to the expected Trade Date and Settlement Date, the Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

2                  If such date is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, upon the occurrence of a Disruption Event with respect to a Component Commodity, the Valuation Date for the affected Component Commodity may be postponed (as described in “Disruption Events” below).

See “Indicative Terms” on page 2 and “Additional Specific Terms of the Notes” on page 2.  The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I (the “MTN Prospectus Supplement”), and this term sheet.   See “Risks Factors” on page 6 and “Risk Factors” generally in the MTN Prospectus Supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, the MTN Prospectus Supplement or any other relevant terms or pricing supplement.  Any representation to the contrary is a criminal offense.

	Price to Public(1)	Commission(2)	Proceeds to Issuer
Per note	$1,000.00	$5.00	$995.00
Total	$	$	$

(1)           The price to the public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates, which includes such affiliates’ expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)           Lehman Brothers Inc. will receive commissions of up to $5.00 per $1,000 principal amount, or up to 0.50%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

LEHMAN BROTHERS

Indicative Terms
Issuer:	Lehman Brothers Holdings Inc.		Final Basket		100 x (1 + the sum of the Weighted
Ratings:	(A1, A+, AA-)[1]		Level:		Component Commodity Returns)
Issue Size:	$[TBD]		Weighted		For each Component Commodity, the Component
Issue Price:	100%		Component		Commodity Weighting
Term:	4.0 years		Commodity		multiplied by:
Basket:	Energy Commodities:		Returns:		Final Commodity Price – Initial Commodity Price
	Henry Hub Natural Gas (“Natural Gas”)				Initial Commodity Price
	and No. 2 fuel heating oil (“Heating Oil”)		Initial		For each Component Commodity, the Commodity
	Base Metals Commodities:		Commodity		Price on the Trade Date, as set forth below:
	Copper – Grade A (“Copper”) and		Price:
	Primary Nickel (“Nickel”) (each of				Initial
	Natural Gas, Heating Oil, Copper and			Component	Commodity
	Nickel, a “Component Commodity” and,			Commodity	Price
	collectively, the “Component			Natural Gas	[TBD]
	Commodities”)			Heating Oil	[TBD]
				Copper	[TBD]
Component	For each Component Commodity as set			Nickel	[TBD]
Commodity	forth below:		Final		For each Component Commodity, the Commodity
Weightings:			Commodity		Price on the Valuation Date (subject to the
	Natural Gas	25%	Price:		occurrence of a Disruption Event).
	Heating Oil	25%
	Copper	25%
	Nickel	25%
Participation Rate:	An expected minimum Participation Rate of 160%. The actual Participation Rate will be determined on the Trade Date.
Principal Protection:	100% if held to maturity
Redemption Amount:

A single U.S. dollar payment on the Maturity Date per $1,000 note equal to: (i) $1,000 + ($1,000 x Basket Return x Participation Rate), if the Final Basket Level is greater than the Initial Basket Level or (ii) $1,000  if the Final Basket Level is equal to or less than the Initial Basket Level.

Basket	A percentage (rounded to three
Return:	decimal places) equal to:

Final Basket Level – Initial Basket Level
Initial Basket Level
Initial Basket Level:	Set to 100 on the Trade Date

Additional Specific Terms of the Notes
Commodity Price:	Component Commodity	Commodity Price

	Natural Gas Heating Oil	For each of Natural Gas and Heating Oil, the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month

1  Lehman Brothers Holdings Inc. is rated A1 by Moody’s, A+ by Standard & Poor’s and AA- by Fitch.  A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

contract, the second nearby month contract) for that Component Commodity, expressed (a) in the case of Natural Gas, as the U.S. dollar price per million British thermal units (Btu), and (b) in the case of Heating Oil, as the U.S. dollar price per gallon, in each case as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Copper Nickel

For each of Copper and Nickel, the official settlement price of that Component Commodity for cash delivery, expressed as the U.S. dollar price per metric ton of the Component Commodity, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Relevant Exchange:

For each Component Commodity, the exchange set forth opposite such Component Commodity below, or its successor, or if the exchange set forth below is no longer the principal exchange or trading market for a Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity, and any principal exchanges where options or futures contracts on that Component Commodity are traded.

	Component Commodity	Relevant Exchange

	Natural Gas	The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (“NYMEX”)

	Heating Oil	NYMEX

	Copper	London Metals Exchange (“LME”)

	Nickel	LME

Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below relating to one or more Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

	•	for each such Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•

for each such Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding trading day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled trading days following the scheduled Valuation Date, then (a) that third scheduled trading day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below relating to one or more Component Commodities is in effect on the Valuation Date, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity, in each case as determined in good faith by the Calculation Agent, constitutes:

	(A)	the suspension of, or material limitation on, trading in the Component Commodity or futures contracts or options related to the Component Commodity on the Relevant Exchange for that Component Commodity;

(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity, or (ii) the disappearance of, or of trading in, the Component Commodity;

(C)

the failure of the Relevant Exchange for the Component Commodity to publish the official daily settlement price of the Component Commodity for that day (or the information necessary for determining the settlement price); and

	(D)	solely with respect to Component Commodities, the occurrence since the Trade Date of a material change in the content, composition or constitution of the Component Commodity; or

	(E)	solely with respect to Component Commodities , the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Component Commodity.

For the purpose of determining whether a Disruption Event for a Component Commodity has occurred:

(1)

a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange for the Component Commodity;

(2)

a suspension in trading in a Component Commodity on the Relevant Exchange for that Component Commodity (without taking into account any extended or after-hours trading session), by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)

a suspension of or material limitation on trading on a Relevant Exchange for a Component Commodity will not include any time when the Relevant Exchange for that Component Commodity is closed for trading under ordinary circumstances.

For purposes of calculating the Final Basket Level in the event of a Disruption Event relating to one or more Component Commodities in accordance with the above, “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Component Commodity.

Valuation Business Day:

A day, as determined in good faith by the Calculation Agent, on which the Relevant Exchange for each Component Commodity is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange or organized exchange or market, as applicable, closing prior to its scheduled closing time).

Business Day:	New York

Business Day
Convention:	Following

Calculation Agent:	Lehman Brothers Commodity Services Inc.

Identifier:	CUSIP: 52517P4U2	ISIN: US52517P4U25

Denominations:	$1,000 and whole multiples of $1,000

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus dated May 30, 2006, the MTN Prospectus Supplement and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, MTN Prospectus Supplement, this term sheet and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC web site at www.sec.gov as follows:

•               MTN Prospectus Supplement dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•               Base Prospectus dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  You should reach an investment decision only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [●]%, compounded semi-annually. You can obtain the projected payment schedule by submitting a written request to Lehman Brothers Holdings Inc. at the following address:

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

Risks Factors

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term Notes.  You should read the risks summarized below in conjunction with, and the risks summarized below are qualified by reference to, the risks described in “Risk Factors” generally in the MTN Prospectus Supplement.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  You should reach an investment decision only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•       An investment in the Notes is subject to risks associated with the performance of the Component Commodities.

The Notes do not bear interest, and the return on the Notes at maturity is dependent on the Basket Return, which in turn depends on the performance of the prices of the Component Commodities.  Because the Notes do not bear interest, your return on the Notes will depend solely on the whether the Final Basket Level is greater than the Initial Basket Level as of the Valuation Date.  If the Basket Return is equal to or less than zero as of the Valuation Date, you will receive at maturity only the principal you invested, with no additional return.

The prices of the Component Commodities are primarily affected by the global demand for and supply of such Component Commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates.  Demand for the Component Commodities is significantly linked to the level of global economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and growth in industrial production and gross domestic policy in emerging market countries, such as India or China, that have become oversized users of commodities and therefore increased the extent to which commodities rely on these markets.  In addition to general economic activity and demand, prices for a Component Commodity can be influenced by political events, changes in production and yields, weather, trade and diseases, as well as labor activity and supply disruptions in regions of the world that are major producers of the relevant Component Commodity, all of which will tend to affect worldwide prices of a Component Commodity, regardless of the location of the event.  It is impossible to predict what effect these factors will have on the value of any of the Component Commodities and thus, the return on the Notes.

In the event of sudden disruptions in the supplies of a Component Commodity, such as those caused by war, natural events, or accidents, prices of a Component Commodity and futures contracts on a Component Commodity could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of the Component Commodities into the market or the introduction of substitute products or commodities.

In addition, the Component Commodities are also subject to certain specific risks (for a discussion of risks related to the Indices, see below).

Specific factors affecting the price of Natural Gas. Natural gas is used primarily for residential and commercial heating and in the production of electricity. The level of global industrial activity influences the demand for natural gas. Natural gas has also become an increasingly popular source of energy in the United States, both for consumers and industry, in part because it burns more cleanly and has minimal impact on the environment. Many utilities, for example, have shifted away from coal or oil to natural gas to produce electricity. The demand for natural gas has also traditionally been cyclical, with higher demand during the months of winter and lower demand during the warmer summer months. In addition, the seasonal temperatures in countries throughout the world can also heavily influence the demand for natural gas. The world’s supply of natural gas is concentrated in the Middle East, Europe, the former Soviet Union and Africa. In general, the supply of natural gas is based on competitive market forces: inadequate supply at any one time leads to price increases, which signal to production companies the need to increase the supply of natural gas to the market. Supplying natural gas in order to meet this demand, however, is dependent on a number of factors. These factors may be broken down into two segments: those factors that affect the short term supply and general barriers to increasing supply. In turn, factors that affect the short term supply are as follows: the availability of skilled workers and equipment, permitting and well development and weather and delivery disruptions (e.g., hurricanes, labor strikes and wars). Similarly, the other more general barriers to the increase in supply of natural gas are: access to land, the expansion of pipelines and the financial environment.  These factors, which are not exhaustive, are interrelated and can have complex and unpredictable effects on the supply for, and the price of, natural gas.

Specific factors affecting the price of Heating Oil.  The level of global industrial activity influences the demand for heating oil. In addition, the seasonal temperatures in countries throughout the world can heavily influence the demand for heating oil. Heating oil is generally used to fuel heat furnaces for buildings. Heat oil is derived from crude oil and as such, any factors that influence the supply of crude oil (including, but not limited to, those relating to political events, labor activity, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world, production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers and war, natural events, accidents or acts of terrorism) may also influence the supply of heating oil.

Specific factors affecting the price of Copper.  The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing.   Demand for copper products in recent years has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Specific factors affecting the price of Nickel.  The price of nickel is primarily affected by the global demand for and supply of nickel. Primary nickel improves the durability and strength of steel and provides corrosion resistance, allowing for the production of stainless steel, which is the primary consumer of primary nickel. It is also used in the production of special metal alloys, many of which are used in automotive parts.  Russia has the world’s largest nickel reserves and therefore is the largest nickel producer, while Australia and Canada are also significant producers.

•       Many factors affect the market value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the Notes caused by another factor.  For example, the market value of the Notes will be affected by changes in the level of interest rates, the time to maturity of the Notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the Notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the Notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of the Component Commodities will affect the market value of the Notes. It is expected that the market value of the Notes will depend on where the prices of the Component Commodities are trading relative to the Initial Commodity Prices.  If you choose to sell your Notes when the price of one or more of the Component Commodities is trading at a level below its respective Initial Commodity Price, or when the market perceives an increased risk of this occurring, the trading price of the Notes may be adversely affected, and you may receive substantially less than the principal amount of the Notes sold.

The forward prices of Natural Gas, Heating Oil, Copper and Nickel are currently lower than spot prices, which imply a decline in spot prices over time.   Your return on the Notes depends solely on the Final Basket Level being greater than the Initial Basket Level as of the Valuation Date, which in turn depends on the prices for the Component Commodities having appreciated relative to their prices on the Trade Date.  However, the prices for Natural Gas, Heating Oil, Copper and Nickel are currently in “backwardation”, meaning that the forward prices are currently lower than the spot prices, and which implies that the prices of Natural Gas, Heating Oil, Copper and Nickel are expected to decrease in the future.  If the prices of Natural Gas, Heating Oil, Copper and Nickel on the Valuation Date have declined, the Final Basket Level may be equal to or less than the Initial Basket Level, in which case, you will receive at maturity only the return of the principal you invested.

Changes in the volatility of the Component Commodities and their prices are expected to affect the market value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Commodities or the prices of the Component Commodities increases or decreases, the market value of the Notes may be adversely affected. The volatility of the Component Commodities and their prices are affected by a variety of factors, including weather, diseases, agricultural events or policies, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Component Commodities and the futures contracts on the Component Commodities.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the Notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of one or more of the Component Commodities and, therefore, the value of your Notes.

Active trading in options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the Notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Component Commodities, futures contracts on the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities and other derivative products (including futures contracts, options on futures contracts and options and swaps on the Component Commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to one or more of the Component Commodities or futures contracts on the Component Commodities and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the prices of the Component Commodities, which could in turn affect the return on and the value of the Notes.

•       The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates is likely to adversely affect the value of the Notes prior to maturity.

The original issue price of the Notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the Notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing a hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

•       The use of a return on a basket of Component Commodities instead of a single commodity or index return may adversely affect the return on your investment.

The amount payable on the Notes, if any, is based on the Final Basket Level, which in turn is based on the combined performance of the Component Commodities.  Because price movements in the Component Commodities may not correlate with each other, at a time when the price of one or more of the Component Commodities increases, the price of one or more of the other Component Commodities may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Commodities.

•       The return on your Notes may not reflect all developments in the Component Commodities.

Because the payout will be based on the Basket Return, which in turn is calculated based on the Final Basket Level on the Valuation Date, which is a single Valuation Business Day near the end of the term of the Notes, the prices of the Component Commodities at other times during the term of the Notes or at the Maturity Date could be higher than the Final Basket Level on the Valuation Date.  This difference could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the Notes or if there is significant volatility in the prices of the Component Commodities during the term of the Notes, especially on dates near the Valuation Date.

•       Lack of regulation.

The Notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc.  The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the Notes will not be used to purchase or sell futures contracts on Component Commodities on the Relevant Exchanges for the benefit of holders of the Notes. The Notes are not themselves futures contracts, and an investment in the Notes does not constitute either an investment in the Component Commodities or futures contracts on Component Commodities or in a collective investment vehicle that trades in the Component Commodities or futures contracts on the Component Commodities.

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The Notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

•       You must rely on your own evaluation of the merits of an investment linked to the Component Commodities.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Component Commodities and other commodities, including those in the agricultural sector. These views are sometimes communicated to clients who participate in the markets for the Component Commodities and other commodity sectors. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for the Component Commodities and other sectors may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the Notes, you should investigate the Component Commodities and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Component Commodity price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Commodities. Neither the offering of the Notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future price movements of the Component Commodities constitutes a recommendation as to the merits of an investment in your Notes.

•       Suspension or disruption of market trading in the Component Commodities or other futures contracts on the Component Commodities and certain other events may require a postponement in the Valuation Date for one or more of the Component Commodities, and may adversely affect the value of the Notes.

Certain events, including events involving the suspension or disruption of market trading in the Component Commodities or futures contracts on the Component Commodities constitute Disruption Events under the terms of the Notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs with respect to one or more of the Component Commodities and remains in effect on the scheduled Valuation Date for the Notes, the Valuation Date for the affected Component Commodity may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled trading days after the Valuation Date, the price for the affected Component Commodity used to calculate the Final Basket Level will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the price for the affected Component Commodity and any other information that in good faith it deems relevant.

In the event the Valuation Date for one or more Component Commodities is delayed, the Final Commodity Price for the affected Component Commodity may be lower, and could result in the Final Basket Level (and consequent Basket Return and Redemption Amount) being lower, than what you may have anticipated based on the last available price for the affected Component Commodity as of the scheduled Valuation Date.

•       There are specific risks you should consider relating to the trading of commodities on the London Metal Exchange.

The prices of Copper and Nickel will be determined by reference to the official cash delivery settlement price of contracts traded on the London Metal Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of regulated futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward depending on the commodity (63 months forward for Copper and 27 months for  Nickel), in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the Final Commodity Price and, therefore, the Final Basket Level (and consequent Basket Return and Redemption Amount), could be adversely affected.

Information on the Component Commodities

The Redemption Amount payable on the Maturity Date will be determined by the Basket Return, which is dependent on the official settlement price on the Valuation Date of the Component Commodities. Lehman Brothers Holdings Inc. has derived all information regarding the commodities futures markets, the NYMEX, and the LME from publicly available sources. Information concerning the LME and Copper and Nickel trading on the LME reflects the policies of, and is subject to change without notice by, the LME. Information concerning the NYMEX and Natural Gas and Heating Oil trading on the NYMEX reflects the policies of, and is subject to change without notice by, the NYMEX. Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Commodity Price for each Component Commodity is displayed on Bloomberg and Reuters under the following symbols:

Component Commodity	Bloomberg Symbol	Reuters Symbol

Natural Gas	NG1	0#2NG:
Heating Oil	HO1*	0#2HO:
Copper	LOCADY	RING=
Nickel	LONIDY	RING=

*  HO1 is expressed on Bloomberg as cents per gallon, not USD per gallon.

The Commodity Futures Markets

At present, all of the Component Commodities are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Financial Services Authority (FSA) in the United Kingdom). However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. Because the Notes do not constitute futures contracts or commodity options, Noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Natural Gas and Heating Oil Trading on the New York Mercantile Exchange (NYMEX)

The NYMEX was established in 1872 as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. It is now the largest exchange in the world for the trading of energy futures and options contracts, including contracts for Natural Gas and Heating Oil. It is also a leading North American exchange for the trading of platinum group metals and other precious metals contracts. The NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform. The establishment of energy futures on the NYMEX occurred in 1979, with the introduction of heating oil futures contracts. The NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures contract in 1983 and unleaded gasoline futures in 1984.

The Commodity Prices for each of Natural Gas and Heating Oil are the U.S. dollar cash buyer settlement price (per million British thermal units (Btu) in the case of Natural Gas and per gallon in the case of Heating Oil) of the “first nearby month” contract traded on NYMEX. The “first nearby month” contract is, at any given time, the contract next scheduled for settlement. For example, in May 2008, prior to the termination of trading in a given commodity contract, the first nearby month futures contract for a given commodity is the June 2008 futures contract, which is the contract for delivery of the commodity in June 2008. After the contract terminates trading in that month, the first nearby contract will be the July 2008 futures contract, which is the contract for delivery of the commodity in July 2008. See below for the dates in any given month in which trading terminates in the Crude Oil and Heating contracts.

The Natural Gas contract trades on NYMEX in units of 10,000 million British thermal units (Btu). The price is based on delivery at the Sabine Pipe Line Co. Henry Hub in Louisiana, the nexus of 16 intra- and interstate natural gas pipeline systems that draw supplies from the region’s prolific gas deposits. The pipelines serve markets throughout the U.S. East Coast, the Gulf Coast, the Midwest, and up to the Canadian border. Trading in the Natural Gas contract terminates three business days prior to the first calendar day of the delivery month. The contract for Heating Oil — also known as No. 2 fuel oil — trades on NYMEX in units of 1,000 barrels, and the price is based on delivery in New York Harbor, the principal cash market trading center. Heating Oil accounts for about 25% of the yield of a barrel of crude, the second largest “cut” after gasoline. Trading in the Heating Oil contract terminates at the close of business on the last business day of the month preceding the delivery month.

Information on Copper and Nickel Trading on the London Metal Exchange (LME)

The LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper and nickel — as well as zinc, lead, tin and aluminum alloy — are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. Further, the LME does not require client orders to be exposed to the market via LME Select (the LME’s official electronic trading platform), inter-office dealing or the floor of the exchange trading, and LME members may, at their option (unless they have specific client instructions to the contrary) cross the order against their own book or that of another customer, rather than expose it to the market. As a result price discovery will take place against LME members’ net exposures during the relevant LME second ring (as discussed below).

In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, LME contracts are be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity). Further, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The trading on the LME is transacted through open-outcry sessions on the LME floor, electronically on LME Select and through inter-office dealing, which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 a.m. to 1:05 p.m. and from 2:55 p.m. to 4:15 p.m., London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

The LME is not a cash-cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the FSA.

Copper has traded on the LME since its establishment. The Copper contract traded on the LME was upgraded to High Grade Copper in November 1981 and again to the current Copper — Grade A contract in June 1986. Copper trades on the LME in units of 25 metric tons and the settlement price of Copper for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement. Copper contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Nickel has traded on the LME since 1979. The Nickel contract is for Primary Nickel. Nickel trades on the LME in units of 6 metric tons and the settlement price of Nickel for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement. Nickel contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all nickel.

Hypothetical Historical Basket Return

The following graph shows the hypothetical daily historical Basket Return based on the hypothetical composite performance of the Commodity Prices for the Component Commodities on the Relevant Exchange, using historical data from May 16, 2003 through May 16, 2008, obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  For purposes of illustration only, the Basket Return shown in the chart below was indexed to a level of 0.0 on May 16, 2003, based upon a Basket Starting Level set to 100, using the Commodity Prices for the Component Commodities on that day.  The Basket Return on any subsequent day was obtained by using the calculation of the Basket Return described above using the composite value of the Component Commodities on such day.

Under the terms of the Notes and for purposes of calculating the Redemption Amount, the Initial Basket Level will be indexed to, and the Basket Return will be calculated in relation to,  a level of 100.0 on the Trade Date, based on the Initial Commodity Prices for the Component Commodities on the Trade Date.

Historical Component Commodity Prices

The following graphs show the daily closing price of each of the contracts for the Component Commodities on the Relevant Exchange from May 16, 2003 through May 16, 2008, stated in U.S. dollars per applicable unit of measurement, using historical data obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data is not necessarily indicative of the future performance of the prices of each of the contracts for such Component Commodities, or what the value of the Notes may be.  Fluctuations in the prices of each of the contracts for such Component Commodities make it difficult to predict whether the Final Commodity Price for each such Component Commodity will be greater than the Initial Commodity Price of each such Component Commodity and, consequently, whether the Redemption Amount payable at maturity will be greater than the principal amount invested.  Historical fluctuations in the prices may be greater or lesser than fluctuations in the prices of each of the contracts for such Component Commodities experienced by the holders of the Notes.

Hypothetical Redemption Amount Payment Examples

If the Final Basket Level on the Valuation Date is greater than the Initial Basket Level, the Notes will pay at maturity a Redemption Amount equal to the principal amount invested plus the product of the principal amount, the Basket Return and the Participation Rate.  If the Final Basket Level on the Valuation Date is equal to or less than the Initial Basket Level, the Notes will pay at maturity a Redemption Amount equal to the principal amount invested.

The table below illustrates the hypothetical Redemption Amount at maturity per $1,000 in principal amount of Notes, based on a hypothetical series of Final Basket Levels (which will be determined on the Valuation Date) from 0 to 200, and consequent range for the Basket Return from –100% to 100%.  The Initial Basket Level will be set at 100 as of the Trade Date.  The following results are based solely on the hypothetical examples cited; the Final Basket Levels have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities.  Numbers in the examples have been rounded for ease of analysis.

Final Basket Level	Initial Basket Level	Basket Return	Redemption Amount (per $1,000 principal amount)[1]
200	100	100%	$2,600
190	100	90%	$2,440
180	100	80%	$2,280
170	100	70%	$2,120
160	100	60%	$1,960
150	100	50%	$1,800
140	100	40%	$1,640
130	100	30%	$1,480
120	100	20%	$1,320
110	100	10%	$1,160
100	100	0%	$1,000
90	100	–10%	$1,000
80	100	–20%	$1,000
70	100	–30%	$1,000
60	100	–40%	$1,000
50	100	–50%	$1,000
40	100	–60%	$1,000
30	100	–70%	$1,000
20	100	–80%	$1,000
10	100	–90%	$1,000
0	100	–100%	$1,000

1. If the Final Basket Level is greater than the Initial Basket Level, the Redemption Amount per $1,000 note will equal $1,000 + ($1,000 x Basket Return x Participation Rate).  For purposes of the above table, the hypothetical Participation Rate is assumed to be 160%.  If the Final Basket Level is equal to or less than the Initial Basket Level, the Redemption Amount per $1,000 note will equal $1,000.

The examples below illustrate how the Final Basket Level, the Basket Return and the Redemption Amount are calculated.  The below examples are based on the hypothetical values for the Initial Commodity Price of each Component Commodity (which will be determined on the Trade Date), the Final Commodity Price of each Component Commodity (which will be determined on the Valuation Date) and a hypothetical Participation Rate of 160% (which will be determined on the Trade Date).  The Initial Basket Level will be set to 100 on the Trade Date.  The following results are based solely on the hypothetical examples cited; the Final Basket Levels, the Initial Commodity Prices and the Final Commodity Prices have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities.  Numbers in the examples have been rounded for ease of analysis.  For purposes of these hypothetical examples, all commodities are quoted in dollars.

Example 1:  The Final Commodity Price of each Component Commodity increases relative to its Initial Commodity Price, resulting in a Final Basket Level of 130, a Basket Return of 30% and a Redemption Amount of $1,480 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (130 – 100) / 100 = 0.30 (30.0%)

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of Notes = $1,000 + ($1,000 x 30% x 160%)= $1,480

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Natural Gas	$11.7500	$13.5125	25%	0.038
Heating Oil	$3.9000	$4.2900	25%	0.025
Copper	$8,250.00	$12,787.50	25%	0.138
Nickel	$25,500.00	$35,700.00	25%	0.100
Sum of Weighted Component Commodity Returns =				0.30

Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				130.0

Example 2: The Final Commodity Price of each Component Commodity decreases relative to its Initial Commodity Price, resulting in a Final Basket Level of 90, a Basket Return of –10% and a Redemption Amount of $1,000 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (90 – 100) / 100 = –0.10 (–10.0%)

The Redemption Amount per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level, the repayment of principal invested, with no additional return.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Natural Gas	$11.7500	$11.1625	25%	–0.013
Heating Oil	$3.9000	$3.5100	25%	–0.025
Copper	$8,250.00	$7,837.50	25%	–0.013
Nickel	$25,500.00	$20,400.00	25%	–0.050
Sum of Weighted Component Commodity Returns =				–0.10

Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				90.0

Example 3: The Final Commodity Prices of certain Component Commodities appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Prices of the remaining Component Commodities depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 110, a Basket Return of 10% and a Redemption Amount of $1,160 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (110 – 100) / 100 = 0.10 (10.0%)

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of Notes = $1,000 + ($1,000 x 10% x 160%)= $1,160

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Natural Gas	$11.7500	$11.1625	25%	–0.013
Heating Oil	$3.9000	$3.5100	25%	–0.025
Copper	$8,250.00	$11,137.50	25%	0.088
Nickel	$25,500.00	$30,600.00	25%	0.050
Sum of Weighted Component Commodity Returns =				0.10

Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				110.0

Example 4: The Final Commodity Prices of certain Component Commodities appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Prices of the remaining Component Commodities  depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 60, a Basket Return of –40% and a Redemption Amount of $1,000 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (60 – 100) / 100 = –0.40 (–40.0%)

The Redemption Amount per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level, the repayment of principal invested, with no additional return.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Natural Gas	$11.7500	$12.3375	25%	0.013
Heating Oil	$3.9000	$0.7800	25%	–0.200
Copper	$8,250.00	$825.00	25%	–0.225
Nickel	$25,500.00	$26,775.00	25%	0.013
Sum of Weighted Component Commodity Returns =				–0.40

Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				60.0

Supplemental Plan of Distribution

We will agree to sell to Lehman Brothers Inc., the “Agent”, and the Agent will agree to purchase, all of the Notes at the price indicated on the cover hereof and on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

We expect to deliver the Notes against payment on or about July 1, 2008, which will be the fifth business day following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the Notes on the Trade Date, it will be required, by virtue of the fact that the Notes initially will settle on the fifth business day following the Trade Date, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.